Filed by: SUEZ

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: May 4, 2006

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at (www.sec.gov) and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at (www.amf-france.org) or directly from Gaz de France on its web site at: (www.gazdefrance.com) or directly from Suez on its website at: (www.suez.com), as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Base filed by Gaz de France on April 1, 2005 (under no: I.05-037) and in the Document de Référence and its update filed by Suez on April 14, 2005 (under no: D.05-0429) and September 7 (under no: D.05-0429-A01), respectively, the Note d’opération filed by Suez on September 7, 2005 under no 05-673, and the Note d’opération filed by Suez on November 24, 2005 under no 05-810, as well as under “Risk Factors” in the Annual Report on Form 20-F for 2004 that Suez filed with the SEC on June 29, 2005. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY SUEZ AND GAZ DE FRANCE ON MAY 4, 2006

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Paris, May 4, 2006

MERGER PROJECT

Merger timeline confirmed and synergies revised upward

1.1 billion euros per year operational synergies

Financial and tax optimization potential

Merger process on schedule

One month after establishing merger task forces that fully involve the operational teams, Gaz de France and SUEZ confirm that the process is moving forward.

Technical and operational integration is on schedule as announced. Both groups confirm their objective to put the proposed merger forward to their respective shareholders during the month of December 2006.

1.1 billion euros per year (before-tax) operational synergies

- 500 million euros per year short-term operational synergies confirmed (by 2009). These synergies primarily result from the optimization of gas-supply costs and procurement savings that the new group will benefit from.

- 600 million euros per year in additional medium-term operational synergies identified (by 2012). This includes development synergies through accelerated growth of the new group and operational cost savings beyond those available in the short term.

Medium-term investment synergies estimated at 100 million euros per year.

Merger-related financial and tax optimization potential confirmed.

According to Gérard Mestrallet and Jean-François Cirelli : “The plan to merge SUEZ and Gaz de France derived from the shared objective of becoming a major player in the energy and environment sector. The work accomplished jointly by SUEZ and Gaz de France teams over last month has already resulted in identifying more than 1 billion euros in synergies. The upward revision confirms our conviction that this merger is based on a sustainable industrial project which will create significant value for shareholders, clients and employees of the two groups.”

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Operational savings: 1.1 billion euros

Short-term savings: 500 million euros

-	Optimization of gas supply: 250 million euros

By joining forces, SUEZ and Gaz de France will benefit from a diversified gas-supply portfolio and gain in terms of size. The new group portfolio will:

•	enhance buying position with suppliers,
•	strengthen optimization opportunities (e.g. geographical, time, LNG vs. natural gas swaps, gas vs. electricity arbitraging), and
•	allow for extended LNG arbitraging, particularly across the Atlantic basin.

-	Procurement savings other than in energy: 120 million euros

Joint procurement management will enable the new group to

•	bolster its negotiating power with suppliers,
•	align purchasing terms with those most advantageous for each of the entities.

Integration of the two groups will also lead to significant savings and reduced overhead costs: optimization of real estate, pooling of IT systems, etc.

-	Operational cost reduction: 50 million euros

In the short term, the new group will benefit from economies of scale. For example, the services division will be able to pool technical service networks and optimize sales and operational coverage.

-	Sales cost savings: 80 million euros

Combining Gaz de France’s client base with the two groups’ gas and electricity expertise will enable the new group to optimize its sales and marketing costs for developing a multi-energy offering in the context of the full deregulation of energy markets on July 1, 2007.

Additional medium-term synergies: 600 million euros

-	Operational cost savings: 250 million euros

In the medium term, the new group will implement economies of scale across the board. Examples include:

•	extending procurement integration to more group entities and more purchasing categories will generate additional savings beyond the short-term savings identified;
•	sharing IT systems, creating joint platforms for support services (e.g. real estate, business development) to optimize overhead costs.

-	Revenue synergies: 350 million euros

The new group will be ideally positioned to benefit from the dynamic energy sector created by the deregulation of energy markets and by investments needed in Europe.

In France, the new group will use its enhanced means of production and client base for continued growth and new production capacity investments. In Europe, its development will be accelerated by the complementary geographic and industrial positions of the two groups.

Upstream, its position across the entire natural-gas chain and its solid financial structure will enable it to undertake new exploration and production, and liquefied natural gas (LNG) projects to access new supplies.

Investments in the order of 1.5 billion euros (for building new electrical power plants, LNG chain) will be needed to implement the revenue synergies.

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Implementation of synergies: timeline and related costs

The total synergies resulting from the Gaz de France and Suez merger will amount to 500 million euros per year before tax by 2009 and 1.1 billion euros per year before tax by 2012. These synergies will directly impact the group’s generation of cash.

These savings are based on significant complementarities, the optimization of external spending and new development potential. The one-off implementation costs will not exceed 150 million euros in the short term and 150 million euros in the medium term.

Financial and tax synergies

--> The merger will also allow the group to optimize capital expenditure (excluding maintenance capex). For instance,

•	non-duplication of the cost of entering certain markets
•	development investment rationalization and optimization

The pooling and optimization of the investment plans should have an estimated 100 million euros positive impact on cash flow per year.

--> The merger will allow the group to benefit from a 3.1 billion euros SUEZ loss carried forward .

--> The potential for optimization of the financial structure is confirmed:

•	reduction of the risk profile thanks to better balanced industrial and geographical portfolio of assets.
•	a dynamic dividend policy offering competitive yield
•	potential for additional distribution and share buy-backs
•	rating objective: >A

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 157,650 people worldwide and achieved revenues of €41.5 billion in 2005, 89% of which were generated in Europe and in North America.

GAZ DE FRANCE is a major energy player in Europe. The leading European natural gas supplier, the Group has approximatively 53,000 employees, recorded net sales of €22.4 billion in 2005, and serves 13.7 million customers, including 11 million in France. Listed on the Paris Stock Exchange since July 2005, the Group joined the CAC 40 share index and the Dow Jones Stoxx 600 in September 2005.

Press Contacts:		Analyst contacts:

SUEZ		SUEZ
France:	+33 1 40 06 66 51	Investors Relations :	+33 1 40 06 64 89
Belgique:	+32 2 370 34 05

GAZ DE FRANCE		GAZ DE FRANCE
Press office:	+33(0)1 47 54 24 35	Investors Relations :	+33 1 47 54 79 04

This release is also available on the Internet: http://www.suez.com - http://www.gazdefrance.com

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